AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT, dated as of the 1st day of January, 2018, to the Investment Advisory Agreement, dated as of March 31, 2009, as amended, (the “Advisory Agreement”) is entered into by and between Professionally Managed Portfolios, a Massachusetts business trust (the “Trust”), on behalf of its separate series listed on Schedule A of the Agreement, and Congress Asset Management, Company (the “Advisor”).

RECITALS

WHEREAS, the parties have entered into an Advisory Agreement; and

WHEREAS, the parties desire to amend Section 7(f) to the Advisory Agreement; and

NOW, THEREFORE, the parties agree as follows:

Section 7(f) of the Advisory Agreement is hereby amended as follows:

(f) Any such reductions made by the Advisor in its fees or payment of expenses which are the Fund’s obligation are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor, within the following 36 months if the aggregate amount actually paid by the Fund toward the operating expenses for such period (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. Under the expense limitation agreement, the Advisor may recoup reimbursements made of the Fund over the following 36 months.  Any such reimbursement is also contingent upon Board of Trustees review and approval at time the reimbursement is made. Such reimbursement may not be paid prior to the Fund’s payment of current ordinary operating expenses.

Except to the extent amended hereby, the Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

PROFESSIONALLY MANAGED PORTFOLIOS	CONGRESS ASSET MANAGEMENT, COMPANY

By:	By:
Name: Elaine E. Richards	Name:
Title: President and Secretary	Title:

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